Proposal:
 1. To elect the following Directors, effective July 31, 2003:
	                  Votes in
                          Favor of	Votes
                                        Against
1) Michael Bozic	15,925,167	1,035,439
2) Charles A. Fiumefreddo15,929,511	1,031,094
3) Edwin J. Garn	15,929,551	1,031,054
4) Wayne E. Hedien	15,929,511	1,031,094
5) James F. Higgins	15,929,551	1,031,054
6) Dr. Manuel H. Johnson15,929,551	1,031,054
7) Philip J. Purcell	15,929,511	1,031,094

     2. That stockholders recommend that the Board of
Directors act to adopt interval-fund status for the Fund,
under which the Fund will make repurchase offers at three-month intervals for not less than 10% of the Funds shares outstanding at not less than 98% of net asset value (NAV), and to
 effect the first such repurchase offer not later than September 20, 2003:
Votes in
Favor of	 Votes
                 Against	Votes
                                Abstained
5,791,503	6,168,085	204,404